SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

    Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 OF the
                        Securities Exchange Act of 1934


                            For the month of May 2003

                          (Commission File No. 1-14668)

                            Energy Company of Parana
                  (Translation of registrant's name in English)

                            Rua Coronel Dulcidio, 800
                           80420-170 Curitiba, Parana
                          Federative Republic of Brazil
                                 (5541) 322-3535
                    (Address of Principal Executive Offices)


              (Indicate by check mark whether the registrant files
                 or will file annual reports under cover of Form
                               20-F or Form 40-F.)

                        Form 20-F  X            Form 40-F
                                 -----                   -------

                 (Indicate by check mark whether the registrant
                   by furnishing the information contained in
                    this form is also thereby furnishing the
                          information to the Commission
                        pursuant to Rule 12g3-2(b) under
                      the Securities Exchange Act of 1934.)

                            Yes                   No  X
                               -----                -----

                   [Logo of Companhia Paranaense de Energia]


FOR IMMEDIATE RELEASE

Contacts in Brazil                         Contacts in New York
Ricardo Portugal Alves                     Richard Huber - richard.huber@tfn.com
011-5541-222-2871                          Isabel Vieira - isabel.vieira@tfn.com
ricardo.portugal@copel.com                 212-807-5026/5110

Solange Maueler
011-5541-331-4359
solange@copel.com



              COPEL BOARD OF DIRECTORS' MEETING APPROVES CHANGE IN
             BOARD OF OFFICERS, BEGINS BIDDING PROCESS FOR AUDITORS

--------------------------------------------------------------------------------

Curitiba, Brazil, May 20, 2003 - Companhia Paranaense de Energia - COPEL (NYSE:
ELP), a Brazilian utility company that generates, transmits, and distributes electric power to the State of Parana, approved yesterday, at the 58th Extraordinary Meeting of its Board of Directors, the replacement of one member of the Company's Board of Officers.

The newly elected member, Mr. Rubens Ghilardi, who has degrees in Management and Economy, was appointed to serve as Chief Planning Officer for the remainder of the 2003-2006 term of office, in replacement of Mr. Ivo Augusto de Abreu Pugnaloni.

Mr. Ghilardi is a career employee of Copel who also served as the Company's Chief Financial Officer. At present, he serves as assistant to the Chief Financial Officer at Itaipu Binacional.

The Chairman of the Board of Directors, Mr. Ary Veloso Queiroz, also announced the opening of a bidding process for an external auditor, in light of the fact that the term of the current contract with Deloitte Touche Tohmatsu has expired. The firm with the winning bid will be presented to the Board for approval.



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

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        COMPANHIA PARANAENSE DE ENERGIA - COPEL


Date: May 20, 2003

                                  By:     /s/ Ricardo Portugal Alves
                                       -----------------------------------------
                                       Name:  Ricardo Portugal Alves
                                       Title: Principal Financial Officer